Exhibit 99.1

SilverCrest Announces 2014 Production and Provides 2015 Guidance

•	Annual Record 2.81M AgEq Ounces Produced in 2014
•	Record 936,472 AgEq Ounces Produced in Q4

TSX: SVL  NYSE MKT: SVLC

VANCOUVER, Jan. 15, 2015 /CNW/ - SilverCrest Mines Inc. (the "Company") is pleased to announce record production of 2.81 million ounces AgEq(1) for 2014, record production of 936,742 ounces AgEq(1) for the fourth quarter ("Q4") of 2014, and guidance for 2015 from its 100% owned Santa Elena Mine located in Sonora, Mexico. In 2014, the Santa Elena Mine successfully transitioned from an open pit heap leach operation to an underground mining and milling operation. For additional information and to view photos and videos, please visit the Company's website at www.silvercrestmines.com.

2014 Production Highlights (Compared to 2013)

•	AgEq(1) production record of 2.81 million ounces; a 6% increase with 2.9 million ounces AgEq(1) sold.
•	Silver production record of 1.16 million ounces; a 49% increase.
•	Gold production of 27,609 ounces; an 11% decrease.

Q4 2014 Production Highlights (Compared to Q4 2013)

•	AgEq(1) production record of 936,472 ounces; an 18% increase.
•	Silver production record of 397,509 ounces; a 74% increase.
•	Gold production of 8,983 ounces; a 3% decrease.

N. Eric Fier, President and COO stated; "SilverCrest is pleased to report record quarterly and annual AgEq(1)  production at Santa Elena. I would like to thank our hard working team for their contributions and our shareholders for their ongoing support. SilverCrest achieved 93% of its 2014 metal production guidance(3) in spite of the early closure of the open pit and short-term delays relating to the first underground stope. As of today, we have temporarily reopened the pit to provide approximately 6 months of low cost production. Our current operational focus is to improve underground stope production and continue to optimize the mill to ensure throughput tonnages at or above the nameplate capacity of 3,000 tonnes per day ("tpd") and increase metallurgical recoveries to our budget rates of 92% for gold and 70% for silver. Stringent cost controls continue to ensure that positive operating and all-in sustaining cash flow are generated at current metal prices. SilverCrest expects annual production for 2015 to range between 4.0 – 4.4 million ounces of AgEq(1), a significant increase over 2014 production of 2.81 million AgEq ounces."

Santa Elena Mine Operating Statistics:	2014	2013	% Change	Q4 2014	Q4 2013	% Change
Tonnes processed on leach pad (t)	213,017	1,081,159	-80%	-	263,097	-100%
Average silver grade processed on leach pad (g/t)	89.65	72.90	23%	-	81.58	-100%
Average gold grade processed on leach pad (g/t)	1.79	1.61	11%	-	1.82	-100%
Tonnes milled (t)	526,525	-	100%	268,287	-	100%
Average tonnes per day milled	2,460	-	100%	2,916	-	100%
Average silver grade processed through mill (g/t)	68.23	-	100%	73.83	-	100%
Average gold grade processed through mill (g/t)	1.03	-	100%	1.17	-	100%
Silver recovery per mill (%)(2)	65.96	-	100%	62.42	-	100%
Gold recovery per mill (%) (2)	89.55	-	100%	89.26	-	100%

Silver ounces produced	1,157,021	779,026	49%	397,509	228,787	74%
Gold ounces produced	27,609	31,099	-11%	8,983	9,218	-3%
AgEq ounces produced (1)	2,813,559	2,661,979	6%	936,472	796,751	18%

Silver ounces sold	1,177,936	751,633	57%	422,250	208,200	103%
Gold ounces sold	28,678	30,487	-6%	8,968	8,220	9%
AgEq ounces sold (1)	2,898,643	2,595,716	12%	960,330	714,678	34%

Ag : Au Ratio (1)	60.0:1	60.5:1	-1%	60.0:1	61.6:1	-3%

(1) Silver equivalent ("AgEq") ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. For fiscal 2013 and Q4 2013, the gold price to silver price ratio was 60.5:1 and 61.6:1 respectively. All numbers are rounded.
(2) Estimated recoveries for fiscal 2014 and Q4 2014 are as reported, based on calculated grade.
(3) 2014 metal production guidance was expected to range between 3.0 - 3.3 million AgEq ounces.

The new 3,000 tpd mill was commissioned in August of 2014 and the 526,525 tonnes of mill throughput represents approximately 7 months of production, including pre-commissioning milling. Metal production from the mill is estimated at 761,882 ounces for silver and 15,628 ounces of gold. Milling grades were impacted due to approximately 78% of the mixed mill ore coming from the leach pad reserve which has a lower grade than the 22% from the underground reserve grades. The expectation, in the first half of 2015, is that higher grade underground and open pit ore will be approximately 60 to 70% of the mill feed versus the lower grade leach pad ore. Final 2014 mill metal recoveries were slightly below design criteria of 67.5% silver and 92% gold. Mill recoveries are still being optimized (grinding size and cyanide rates) with 2015 targets of 70% silver and 92% gold.

In addition to production from the mill, an estimated 213,017 tonnes were placed on the leach pad during the first half of 2014. Metal production of an estimated 395,139 ounces of silver and 11,981 ounces of gold were recovered through heap leaching processing at Santa Elena.

2015 SilverCrest Production Outlook and Cost Guidance*:

•	Achieve estimated 2015 production guidance of 4.0 – 4.4 million ounces of AgEq (Ag:Au 66.7:1).
•	Silver production is expected to range between 1.6 – 1.8 million ounces.
•	Gold production is expected to range between 36,000 – 39,000 ounces.
•	Achieve estimated cash operating cost of $10 - $11 per AgEq ounce sold* (Ag:Au 66.7:1).
•	Achieve estimated all-in sustaining cash cost of $14 - $15 per AgEq ounce sold* (Ag:Au 66.7:1).
*These are Non-IFRS performance measures. Refer to "CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES".

2015 Santa Elena Capital Expenditure Budget

Santa Elena Sustaining Capital:	2015 Estimated Expenditures
Sustaining Development Costs	$ 6,400,000
Sustaining Plant, Property and Equipment Costs	$ 4,100,000
Sustaining Exploration Costs	$ 2,000,000
Total	$ 12,500,000

2015 SilverCrest Exploration Budget

Exploration:	2015 Estimated Expenditures
Sonora – Exploration Projects 30/60 Km radius from Santa Elena Operations	$ 2,800,000
La Joya Project – Acquisition Payments	$ 600,000
La Joya Project – Exploration Program	$ 500,000
Total	$ 3,900,000
Note: Exploration expenditures may be adjusted throughout the year depending on success.

Release of 2014 Financial Results and Conference Call

SilverCrest plans to release its audited annual financial statements and MD&A after market closes on Wednesday March 11, 2015. A telephone conference call to discuss these results will be held at 10am PDT (1pm EDT) on Thursday, March 12, 2015.

Upcoming Conference:

SilverCrest will be attending the Vancouver Resource Investment Conference held at the Vancouver Convention Centre on January 18 to 19, 2015. Management looks forward to meeting its shareholders and interested parties at booth #1310.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a highgrade, epithermal silver and gold producer, with an estimated life of mine of 7 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows, all-in sustaining cash cost; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company's projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes the terms "Cash operating cost per AgEq ounce sold" and "All-in sustaining cash cost per AgEq ounce sold".  These terms are commonly used in the mining industry but are not defined under International Financial Reporting Standards ("IFRS"). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest's performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company calculates Cash operating costs per AgEq as cost of sales over total AgEq ounces sold and All-in sustaining cash cost per AgEq as the sum of cost of sales, general and administrative expenses and sustaining capital expenditures from Santa Elena over total AgEq ounces sold.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 08:44e 15-JAN-15